SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series X Fix Rate Notes in a principal amount of USD 61,524,638, due 2014.

The Company informs that on March 21, 2013, will start the payment of the third installment of interests related to the original Series X Notes issued on June 21, 2012.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	March 21, 2013
Number of service to be paid:	Third installment of interests
Period comprised by the payment:	December 21, 2012/ March 21, 2013
Concept of payment:	Interests (100%)
Payment Currency:	Argentine Pesos (ARS) at the Applicable Exchange Rate
Outstanding Capital:	USD 61,524,638
Annual Nominal Interest Rate:	7.75%
Interest being paid	USD 1,175,710.55
Capital being paid	-
Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Interests will be paid through Caja de Valores S.A. to the noteholders at whose name the Notes were registered on March 20, 2013. The note outsatanding capital corresponds to the original Series X Notes issued on June 21, 2012 and to the Series X tranche 2, issued in September 19, 2012

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 18, 2013